PRESS RELEASE

Banro Provides Information for Holders of Series A Preference Shares of
Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – June 15, 2016 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) of the following information necessary to calculate the amount of dividends payable on such shares in respect of the June 30, 2016 Dividend Payment Date in the case of the Banro Series A Shares and in respect of the December 31, 2015 Dividend Payment Date in the case of the Barbados Preferred Shares. This information is being provided in accordance with the terms of such shares. Defined terms in this press release which are not otherwise defined shall have the meaning given to them in the articles of Banro and Banro Group (Barbados) Limited (“Barbados Subco”). The following information is provided with respect to the Banro Series A Shares:

•	The simple average of the Reference Gold Price during the three-month period ending on March 31, 2016 is US$1,183.
•	The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.
•	There are currently no dividends accrued and unpaid on the Banro Series A Shares.
•	The Monthly Production Level for the first quarter of 2016 was 14,731 ounces of gold per month, such that the Annual Dividend Yield in respect of the June 30, 2016 Dividend Payment Date is 13.5%.

The following information is provided with respect to the Barbados Preferred Shares:

•	The simple average of the Reference Gold Price during the three-month period ending on September 30, 2015 is US$1,124.
•	The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.
•	Immediately prior to December 31, 2015, the dividends on the Barbados Preferred Shares in respect of the September 30, 2015 Dividend Payment Date were accrued and unpaid.
•	The Monthly Production Level for the third quarter of 2015 was 15,660 ounces of gold per month, such that the Annual Dividend Yield in respect of the December 31, 2015 Dividend Payment Date is 14.0%.

If, as and when dividends are authorized and declared by Banro in respect of the June 30, 2016 Dividend Payment Date, the dividend payable per Banro Series A Share will be US$0.70. If, as and when dividends are authorized and declared by Barbados Subco in respect of the December 31, 2015 Dividend Payment Date, the dividend payable per Barbados Preferred Share will be US$0.72.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com